

March 27, 2012

Via E-mail
Mr. Richard C. Tarapchak
Vice President and Controller
Navistar International Corporation
2701 Navistar Drive
Lisle, Illinois 60532

    Re: Navistar International Corporation
             Form 10-K for the fiscal year ended October 31, 2011
             Filed December 20, 2011
             File No. 001-09618

Dear Mr. Tarapchak:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, and by confirming that you will revise your documents in future filings. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the fiscal year ended October 31, 2011

Financial Statements, page 55
Notes to Consolidated Financial Statements, page 61
1. Summary of Significant Accounting Policies, page 61
Warranty, page 68

1. We refer to an August 26, 2011 news article from the New York Times regarding your recall of 15,500 School Buses for a possible fire hazard. Given that a fiscal year's worth of chargeouts of schools buses during fiscal 2010 and fiscal 2011 has ranged from 9,000 to 12,000 buses, the recall appears to represent more than a year's worth of production of school buses. In this regard, please tell us what effect the recall had on your financial statements in the fourth quarter and year ended October 31, 2011 and explain to us why

you did not disclose the recall in your Form 10-K for the fiscal year ended October 31, 2011.

2. In a related matter, we note a February 17, 2012 news article from Automotive World concerning a recall of 18,959 trucks and buses. We further note no disclosure of the recall in your Form 10-Q for the quarter ended January 31, 2012. Please tell us the effect this recall had on your financial statements in the first quarter of fiscal 2012, and explain to us why you did not disclose the impact of this recall in your Form 10-Q for the fiscal quarter ended January 31, 2012.

10. Debt, page 88

3. Please explain to us how the outstanding debt of financial service operations as disclosed in Note 10 reconciles to the amounts disclosed in the table on page 43. As part of your response, please explain why it appears from the table on page 43 that at least $1,780 of debt is due in 2012, however only $1,280 is classified as current liabilities per the table on page 88.

15. Commitments and contingencies, page 111
Legal Proceedings, page 113
6.0 Liter Diesel Engine Litigation, page 114

4. We note your disclosure that the Quebec Action, initiated on May 20, 2011, seeks dollar damages sufficient to remedy the alleged defects, compensate the alleged damages incurred by the proposed class, and compensate plaintiffs' counsel. We also note that there is no disclosure that an accrual has been made with regards to this Action. If there is at least a reasonable possibility that a loss or an additional loss may have been incurred (in excess of any amounts already accrued), please provide us with and disclose in Note 15, an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. See guidance in ASC 450-20-50.

Form 8-K filed December 20, 2011
Exhibit 99.1

5. Item 2.02 of Form 8-K and Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are included in a filing with the Commission the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with generally accepted accounting principles. Given that adjusted net income and earnings per share are the first items disclosed in the press release, without similar presentation of GAAP net income and earnings per share, we believe the non-GAAP measures have been given greater prominence. Please revise future filings to present the equivalent GAAP measure with equal or greater prominence.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief